Filed by Matinas BioPharma Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Matinas BioPharma Holdings, Inc.

Commission File No. 001-38022

Date: August 4, 2026

As previously disclosed, on July 10, 2026, Matinas BioPharma Holdings, Inc. (the “Company”), GH Power Inc., a corporation organized under the laws of Ontario (“GH Power”), 1001550000 Ontario Inc., a corporation organized under the laws of Ontario (“Pubco”), 1001550002 Ontario Inc., a corporation organized under the laws of Ontario and a wholly owned subsidiary of Pubco (“GH Power Merger Sub”), and MBH Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Matinas Merger Sub”), entered into a Business Combination Agreement.

On behalf of GH Power, Market One Media Group posted the following article on Bloomberg on August 4, 2026 regarding the Business Combination Agreement and the transactions contemplated thereby:

Headline:

GH Power announces proposed business combination: Advancing clean hydrogen and critical minerals through modular technology

Disseminated on Behalf of: GH Power

By Market One Media Group

Body:

David White, CEO of GH Power, discusses the proposed business combination and the company’s positioning as a clean energy innovator. Operating in Ontario, Canada, the company focuses on modular hydrogen reactors that convert waste materials into value. As industrial decarbonization and critical mineral demand accelerate, GH Power believes it is positioned to capitalize on the energy transition.

Differentiation through modular hydrogen innovation

GH Power’s proprietary modular reactor systems are designed to use scrap metals and water to produce clean hydrogen, usable thermal energy, and high-purity alumina. According to CEO David White, “Our reactors use scrap metals and water to create clean hydrogen and clean thermal energy heat. No fossil fuels are required. It is a closed-loop system that transforms waste into value at industrial scale.” This technology produces three concurrent outputs: clean hydrogen for industrial, transport, and energy-storage applications; recoverable thermal energy via captured steam; and high-purity aluminum oxide for battery and advanced-materials markets. The company believes this innovation can establish a new standard for decentralized energy infrastructure.

Market opportunity and investor positioning

The global hydrogen market is projected to expand significantly as industrial facilities, data centres, and municipalities pursue carbon reduction mandates. GH Power’s compact, scalable platform addresses a critical gap: on-site hydrogen and thermal generation without centralized infrastructure dependencies. By focusing on commercial deployment of its reactor technology across industrial and municipal sectors, the company aims to provide investors with early-stage exposure to hydrogen energy and domestic critical mineral production—two secular growth drivers reshaping energy independence and battery supply chains.

Proposed business combination and execution path

GH Power and Matinas BioPharma Holdings, Inc. have entered into a definitive business combination agreement. If the proposed transaction is completed, GH Power and Matinas will become wholly owned subsidiaries of a newly formed Ontario corporation expected to be named GH Power International Inc. Based on the current transaction terms, existing GH Power shareholders are expected to own approximately 91% of GH Power International’s outstanding equity at closing, and existing Matinas stockholders are expected to own approximately 9%; though these percentages are subject to adjustment under the transaction documents, including for capital raised before closing and certain other issuances.

Following completion of the transaction, GH Power International’s common shares are expected to be listed on the NYSE American, subject to approval of the listing application and satisfaction of the exchange’s applicable listing standards. Closing is currently expected in the fourth quarter of 2026 and is subject to shareholder and securityholder approvals, completion of financing resulting in gross proceeds of at least $15.0 million, approval of its NYSE American listing application, and other closing conditions. White emphasized the significance of this step, stating, “This proposed transaction marks an important milestone for GH Power as we continue working to advance our clean energy and critical minerals platform.”

Investment takeaway

GH Power believes the proposed business combination, if completed, would provide it with a public-company platform and access to public capital markets to support commercialization of its proprietary modular reactor technology and potential U.S. and international project deployment.

Transcript

David White: I’m excited to announce that we have signed a definitive agreement to go public through a business combination with Matinas Biopharma.

GH Power is a clean energy and critical minerals company based in Ontario, Canada. We build modular hydrogen reactors that introduce a new class of energy technology. Our reactors use scrap metals and water to create clean hydrogen and clean thermal energy heat. No fossil fuels are required. It is a closed-loop system that transforms waste into value at industrial scale, and it produces three core outputs. Clean hydrogen fuel for industry, transport, and energy storage. Clean thermal energy, where steam from the reaction is captured and reused in the system. And high-purity aluminum oxide, a critical mineral for batteries, glass, and advanced materials. Compact and scalable, the reactors can be deployed directly on-site at factories, data centres, hospitals, and municipalities.

We believe we are pioneering work in metal fuels, and our company has been recognized globally. Under the terms of the business combination, a newly formed Ontario corporation, expected to be named GH Power International Inc., will become the public parent of both companies. GH Power shareholders are expected to own approximately 91% of the combined entity, with Matinas’ shareholders holding the remaining 9%. These percentages are subject to adjustment according to the definitive agreement. The combined company is expected to list on the NYSE American Stock Exchange, subject to approval of its listing application and satisfaction of applicable listing standards.

The boards of both companies have unanimously approved the combination. The business combination requires GH Power to complete a minimum $15 million financing ahead of closing, which is targeted for the fourth quarter of this year and is subject to satisfaction or waiver of other applicable closing conditions. If completed, the parties to the business combination expect that GH Power International Inc. will focus its efforts on the commercialization of GH Power’s modular reactor.

We believe this proposed transaction marks an important milestone for GH Power as we continue working to advance our clean energy and critical minerals platform.

About GH Power

GH Power develops modular reactor systems designed to convert recycled metals and water into high-purity alumina, clean hydrogen, and usable thermal energy — three potential commercial outputs intended to serve critical-minerals and behind-the-meter energy markets. GH Power has a limited operating history and has not yet generated material revenues; successful commercialization remains subject to development, financing, commissioning, customer-qualification, and market-adoption risks.

To learn more about GH Power, visit their website here.

This video was made in connection with the proposed business combination between GH Power Inc. and Matinas Biopharma Holdings, Inc. A transcript of this video has been filed by Matinas with the U.S. Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, and is available free of charge at: https://www.sec.gov/Archives/edgar/data/1582554/000149315226035183/form425.htm

Important information about the proposed business combination and where to find it

This communication is being made in connection with the proposed business combination involving GH Power, Matinas, and the newly formed Ontario parent company expected to be named GH Power International, as well as related shareholder and stockholder approvals. In connection with the proposed business combination and related approvals, Matinas, GH Power, and GHP International expect to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission. The registration statement will contain a preliminary proxy statement for Matinas stockholders that will also constitute a preliminary prospectus of GHP International. As of the date of this communication, the Form F-4 has not been filed, and no definitive proxy statement/prospectus is available. After the registration statement is declared effective, Matinas will mail a definitive proxy statement/prospectus to its stockholders.

Investors, stockholders, shareholders, and other interested persons are urged to read the proxy statement/prospectus and other documents filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information about the proposed business combination and related matters. Matinas stockholders will be able to obtain free copies of the proxy statement/prospectus, when available, and other documents filed with the SEC by Matinas or GHP International by directing a request to jjabbour@MatinasBioPharma.com. These documents will also be available, without charge, on the SEC’s website at www.sec.gov.

Participants in the solicitation

Matinas, GH Power, GHP International, and their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed participants in the solicitation of proxies from Matinas stockholders in connection with the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of Matinas’s directors and executive officers in the sections titled “Directors and Executive Officers” and “Executive Compensation” in Matinas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1582554/000149315226014132/form10-k.htm. Information regarding the persons who may be deemed participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials when they become available. These documents, once available, may be obtained free of charge from the SEC’s website at www.sec.gov or by directing a request to jjabbour@MatinasBioPharma.com.

No offer or solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval with respect to the proposed business combination or any other transaction described herein. No securities may be offered or sold in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that jurisdiction. No offering of securities in connection with the proposed transaction will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, pursuant to an exemption from, or in a transaction not subject to, registration requirements, or pursuant to applicable prospectus exemptions under Canadian securities laws.

Forward-looking statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws regarding the proposed business combination involving Matinas, GH Power, and GHP International. These statements include, among others, statements regarding the anticipated benefits and timing of the proposed business combination; GH Power’s assets, technology, development plans, and commercial opportunities; the PIPE financing; the expected ownership, capitalization, and listing of GHP International; satisfaction of closing conditions; access to public capital markets; commercialization and project deployment; strategic partnerships and market opportunities; financing and use of proceeds; and future financial condition, performance, and strategy. Forward-looking statements generally may be identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; failure to satisfy closing conditions, including Matinas stockholder approval, GH Power securityholder approval, Ontario court approvals, effectiveness of the Form F-4 registration statement, completion of GH Power financing resulting in gross proceeds of at least $15.0 million, GHP International qualifying as a foreign private issuer at closing, and listing of GHP International’s securities on the NYSE American; failure to realize the anticipated benefits of the proposed business combination; costs associated with the proposed business combination and becoming a public company; changes in business, market, financial, political, and regulatory conditions; risks relating to GHP International’s anticipated operations and business; the outcome of any legal proceedings that may be instituted against Matinas, GH Power, GHP International, or others following announcement of the proposed business combination; and the risk factors discussed in documents that Matinas has filed, or that Matinas and/or GHP International will file, with the SEC. Matinas, GH Power, and GHP International undertake no obligation to update any forward-looking statements except as required by applicable law.